Exhibit 99.4

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto appoints new Chairman
17 March 2009
Rio Tinto announces that Jan du Plessis will be appointed as Chairman of the Boards with effect from the conclusion of the Annual General Meeting of Rio Tinto Limited on 20 April 2009. He joined the Boards as a non executive director on 1 September 2008.
As previously announced, Rio Tinto’s current Chairman, Paul Skinner, will retire from the Boards as Chairman and a non-executive Director at the conclusion of the AGM on 20 April 2009.
Mr du Plessis said “I am delighted to have the opportunity to lead the Rio Tinto Boards at a time of significant change and to be working with such a strong management team led by Chief executive, Tom Albanese. Our immediate focus must be on giving Rio Tinto the best possible platform to create shareholder value and to weather the tough and uncertain global economic conditions. Pursuing the completion of the transaction with Chinalco will give Rio Tinto this platform, from which we will be even better placed to prosper when we see economic recovery.”
Mr Andrew Gould, Senior Independent Director, Rio Tinto, said, “On re-starting the search for a successor to Paul Skinner, the Nominations Committee focused on identifying a candidate with outstanding abilities and experience to lead the Rio Tinto Boards. Jan du Plessis brings a wealth of international business experience to the role and has clearly demonstrated his capabilities since he joined the Boards in September. I am delighted that he will be taking up the role of Chairman. I would like to thank Paul Skinner for agreeing to stay on until a successor was found and for his contribution to the company during his tenure.”
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Biographical details – Jan du Plessis
Jan du Plessis will continue to be Chairman of the Board of British American Tobacco plc, a role he has held since 2004. He is a non-executive director and chairman of the Audit Committee of Lloyds Banking Group plc, although he has indicated that he intends to stand down from that role in due course. Jan has also been a non-executive director of Marks & Spencer Group PLC since November 2008.
He was previously Group Finance Director of Richemont, the Swiss luxury goods group and chairman of RHM plc, then a leading British food manufacturer. Jan has degrees in Commerce and Law from the University of Stellenbosch, South Africa, and is a South African Chartered Accountant.
There is no further information which is required to be disclosed under paragraph 9.6.11 of the United Kingdom Listing Rules.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, London	Media Relations, Australia
Nick Cobban	Amanda Buckley
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349
Ian Head
Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101

Media Relations, Americas
Tony Shaffer
Office: +1 202 393 0266
Mobile: +1 202 256 3667

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3867 1607
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811
Investor Relations, North America
Jason Combes
Office: +1 801 204 2919
Mobile: +1 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk